Mail Stop 4561

March 12, 2009

By U.S. Mail and Facsimile to (973) 694-3114

Nandini Mallya
Vice President and Treasurer
Lincoln Park Bancorp
31 Boonton Turnpike
Lincoln Park, NJ 07035

> **Re: Lincoln Park Bancorp**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 000-51078**

Dear Ms. Mallya:

We have reviewed your response filed with the Commission on February 20, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please refer to our previous comment 3 in our letter dated January 12, 2009. Please tell us the following information:

a.   Your response clarifies your policy for selecting equity investments to be evaluated for other than temporary impairment to be securities with an unrealized loss of at least 5% for at least 12 consecutive months. Given the materiality of your unrealized losses to net income, please tell us how you determined that this policy would materially capture all other than temporary impairment losses within the portfolio at any given reporting date. In your response, specifically discuss how you considered the fact that there is no bright line specified in GAAP in terms of duration of loss before it should be considered other than temporary. Accordingly, other than temporary losses on equity securities can occur at durations significantly less than 12 months, and as such that possibility must be considered in the application of an entity's accounting policy.

b.   You further state that in addition to the thresholds for evaluation mentioned above, you evaluate investments for other than temporary impairment on a case by case basis. However, in the case of investments H and I, it is unclear how you are consistently following this policy as you did not write down or sell these equity investments until the fourth quarter of 2008 in spite of widely publicized concerns and expectations regarding these entities. For example, it is unclear how your analysis for the third quarter of 2008 contemplated the fact the merger discussions associated with Company H were announced in September. Such discussions and other publicly available information regarding Company H would have direct implications on any projections of recovery. Please tell us and disclose the items considered by management and the board when overriding this policy.

2.   Please provide us with additional detail regarding your other than temporary analysis of equity securities as provided in your response.

a.   Quantify the severity of the unrealized losses as of each quarter end discussed in your response.

b.   Clearly address the fact that since the fund manager's actions are outside your control, you do not have the ability to control whether the fund retains or disposes of the underlying investments within the fund.

c.   Your response also does not address your projections of recovery, the timeframes of that recovery, and the subsequent updates to those projections. Please tell us the steps you and the Board took to compile such projections and discuss the information on which you based such projections.

d.   Therefore, tell us and revise to disclose any other factors beyond those listed in your response that you considered in determining whether an other than temporary impairment had occurred on your securities at the dates discussed.

3.   You state on page 5 of your response to our previous comment 3 that in certain instances the funds are trading at a deep discount to the Net Asset Value.

   a.   To the extent that certain funds were in this situation in earlier periods and that was a significant factor in the conclusions reached in your impairment analyses, please tell us that fact.

   b.   For funds in this situation at December 31, 2008, clearly explain how this information was considered and weighed against some of the factors cited in our comments above. Clearly explain how this information was considered in making projections of recovery.

   c.   Please explain how you considered the lag in updating the Net Asset Value and the trends in the investments underlying the Net Asset Value when evaluating this trading discount as part of your impairment analysis.

   d.   Clearly identify which of the funds were in this situation as of December 31, 2008 and quantify the extent of the discount.

   e.   Explain how you gained an understanding of the causes of this situation for the funds in question when considering it as part of you impairment analysis.

4.   Please refer to our previous comment 3 in our letter dated January 12, 2009. We note that you have taken a significant amount of other than temporary impairment on your equity securities during the fourth quarter of 2008. Please revise your future filings to describe in greater detail the events that occurred during the fourth quarter that caused you to conclude that these securities were other than temporarily impaired during that period.

5.   Please refer to our previous comment 3 in our letter dated January 12, 2009. We note that you have not recognized any other than temporary impairment related to your investment in company F as of December 31, 2008. Further, considering the materiality of the unrealized loss on equity securities to your net loss as of the period end, please address the following:

   a.   On page 4 of your response you state that Company F was in an unrealized loss position for greater than 5% and 12 months as of September 30, 2008, however your proposed disclosures on page 8 of Exhibit B do not reflect any equity securities as having been in a loss position for greater than 12 months as of December 31, 2008. Please revise your disclosure to clearly disclose any remaining equity securities that have been in an unrealized loss position for greater than 12 months as of December 31, 2008, or tell us why this disclosure revision is not necessary.

b.   Please tell us and revise your future filings to provide additional specific detail as to how you determined that these securities were not other than temporarily impaired as of December 31, 2008. Please note that only providing a statement that you determined no other than temporary impairment was present is not sufficient, nor is it sufficient to only consider the amount of dividends paid on any one investment. Please specifically tell us all evidence considered as well as any accounting literature you relied on to support your conclusion that no other than temporary impairment existed on these securities.

c.   Please specifically tell us your projected time frame to recovery for these securities and provide additional detail as to how the time to recovery was estimated.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief